Exhibit 3.1

CERTIFICATE OF FORMATION

OF

KEYSTONE AUTOMOTIVE DISTRIBUTORS COMPANY, LLC

This Certificate of Formation of Keystone Automotive Distributors Company, LLC (the “Limited Liability Company”) has been duly executed and is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. Name. The name of the Limited Liability Company formed hereby is Keystone Automotive Distributors Company, LLC.

2. Registered Office and Registered Agent. The address of the registered office of the Limited Liability Company in the State of Delaware, County of New Castle is 1313 N. Market Street, Suite 5100, in the City of Wilmington (19801). The registered agent of the Limited Liability Company for service of process at such address is PHS Corporate Services, Inc.

3. Notice of Series. The Limited Liability Company shall have the authority to establish one or more series of interests in accordance with Section 18-215(a) of the Act and hereby gives notice, pursuant to Section 18-215(b) of the Act, that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series so established shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, and , unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Limited Liability Company generally, or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned authorized person has duly executed this Certificate of Formation as of December 14, 2005.

/s/ Maria E. DeCarlo
Name: Maria E. DeCarlo
Authorized Person